JOHN HANCOCK TRUST
601 Congress Street
Boston, Massachusetts 02210
September 15, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date
Post-Effective Amendment No. 82 to Form N-1A Registration Statement
John Hancock Trust (File Nos. 2-94157 and 811-04146)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), John Hancock Trust (“Trust”), the Registrant with respect to the above-referenced Registration Statement, and John Hancock Distributors, LLC, the distributor or principal underwriter for the shares of the Trust, hereby request that Post-Effective Amendment No. 82 (under the Act) to the Registration Statement (the “Amendment”), which was filed with the Commission via EDGAR on this same date pursuant to Rule 485(a) under the Act, be accelerated and declared effective on September 30, 2008 or as soon as practicable thereafter.

Very truly yours,

JOHN HANCOCK TRUST

/s/	Keith Hartstein

By:	Keith Hartstein
President

JOHN HANCOCK DISTRIBUTORS, LLC

/s/	Jeff Long

By:	Jeff Long
Chief Financial Officer